

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Patrick Yore, President
Big Clix Corp.
12D School Street
Fairfax, CA 94930

>   **Re: Big Clix Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 20, 2010**
>   **File No. 333-168403**

Dear Mr. Yore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

Since Big Clix anticipates that operating expenses will increase prior to …, page 9

1. Please reconcile your estimated costs under this heading with your costs detailed elsewhere in your prospectus.

Business, page 19

Company Summary, page 19

2. We note your response to comment three in our letter dated September 13, 2010 and reissue that comment in part, as follows:

   - Please revise your disclosure to explain why your advertising campaign will be "unique" and what you mean by the phrase "rich media." Further, expand your discussion to explain the kind of "analytics" and "quantification" your software will provide.

- Please also disclose how much you expect to charge for products or services and how much it will cost you to provide those products and services. If you cannot provide such a revenue model, then please disclose this fact, explain why and disclose this risk to investors.

- We note that you have revised your risk factor on page seven concerning dilution to discuss the issuance of additional securities in connection with your capital needs. Please revise the title to this risk factor to reflect the fact that you are planning to issue additional securities. As written, the title suggests that this is a contingent risk.

- Please confirm to us that the four individuals you plan to hire as independent contractors do not work for a specific company and that you have not entered into a written or oral contract with them.

Product Definition, page 21

Location-based Advertising, page 21

3. We reviewed your response to comment four in our letter dated September 13, 2010. Please expand your discussion of location-based advertising to better explain what it is and how it works.

Conflicts of Interest, page 30

4. We reviewed your response to comment six in our letter dated September 13, 2010 and your disclosure under this heading that you "do not foresee a direct conflict of interest with [your] sole officer and director." Based on your disclosure, BrainBlaze develops and provides technology-driven advertising campaigns for ecommerce companies, services that appear to be similar to those Big Clix intends to provide. Please provide us with your detailed analysis as to how you concluded that you do not foresee a direct conflict of interest with Mr. Yore. Please also tell us and disclose whether you foresee conflicts of interest between the company and BrainBlaze. For example, if a customer approaches Mr. Yore to provide advertising campaign development services, please tell us how Mr. Yore will determine whether BrainBlaze or Big Clix will provide this service. In addition, given Mr. Yore's role at both the company and BrainBlaze and the fact that it appears that both organizations compete for the same type of customers and business, please disclose Mr. Yore's obligations to each organization to present customers and other business opportunities under the state law and organizational documents of each entity. Lastly, please revise your disclosure to provide investors with more detailed information regarding how this or another similar conflict of interest would be resolved.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director